UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SIGNATURE GROUP HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

82670C100

(CUSIP Number)

Jonathan D Wasserman, Esq.

Equity Group Investments

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82670C100	13D	Page 2 of 8

1.	Names of Reporting Persons. ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power - 0
	8.	Shared Voting Power - 1,192,194
	9.	Sole Dispositive Power - 0
	10.	Shared Dispositive Power - 1,192,194
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,192,194
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 12,254,649 shares of Common Stock outstanding on August 1, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 7, 2014.

CUSIP No. 82670C100	13D	Page 3 of 8

1.	Names of Reporting Persons. CHAI TRUST COMPANY, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power - 0
	8.	Shared Voting Power - 1,192,194
	9.	Sole Dispositive Power - 0
	10.	Shared Dispositive Power - 1,192,194
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,192,194
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%(1)
14.	Type of Reporting Person (See Instructions) OO, HC

(1)	Calculated based on 12,254,649 shares of Common Stock outstanding on August 1, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 7, 2014.

CUSIP No. 82670C100	13D	Page 4 of 8

EXPLANATORY NOTE: This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Signature Group Holdings, Inc., a Delaware corporation (the “Issuer”), which has its principal executive office at 15301 Ventura Boulevard, Suite 400, Sherman Oaks, California 91403. This Amendment No. 1 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 10, 2012 (the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

ITEM 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a-c) This Schedule is being filed by the following beneficial owners of Common Stock: Zell Credit Opportunities Master Fund, L.P., a Delaware limited partnership (“Master Fund”); and Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust” or “General Partner”). Master Fund and General Partner are sometimes collectively referred to herein as the “Reporting Persons”. The principal business of Master Fund is investments and the principal business of General Partner is trust administration.

Master Fund is a limited partnership, the general partner of which is General Partner. Master Fund has no officers or directors as a limited partnership. The officers of General Partner are as follows:

Jon Wasserman	President and Senior Managing Director of Chai Trust. Mr. Wasserman is also the Chief Legal Officer of the Equity Group Investments division of Chai Trust (“EGI”).

Kellie Zell	Senior Managing Director of Chai Trust. Ms. Zell also works as a homemaker.

JoAnn Zell	Senior Managing Director of Chai Trust. Mrs. Zell is also a physician.

Matthew Zell	Senior Managing Director of Chai Trust. Mr Zell is also a Managing Director of EGI.

Robert M. Levin	Senior Trust Officer and a Senior Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

James Bunegar	Vice President, Chief Operating Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also Vice President—Taxes of EGI.

Philip Tinkler	Chief Financial Officer of Chai Trust. Mr. Tinkler is also Chief Financial Officer and Chief Operating Officer of EGI and a director on the Issuer’s board of directors.

The business address of Jon Wasserman, Kellie Zell, JoAnn Zell, Matthew Zell, James Bunegar, Philip Tinkler and each Reporting Person is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e) No Reporting Person nor any above-listed executive officer or director of a Reporting Person has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the above-listed executive officers and directors of each Reporting Person are United States citizens.

CUSIP No. 82670C100	13D	Page 5 of 8

ITEM 3.	Source and Amend of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

As further described in Item 4 below, on October 17, 2014, Master Fund and another institutional investor (each a “Backstop Commitment Party” and, collectively, the “Backstop Commitment Parties”) entered into a backstop commitment letter with the Issuer (the “Backstop Commitment Letter”) pursuant to which the Reporting Persons and the other Backstop Commitment Party have committed to purchase certain equity and debt securities of the Issuer. The Backstop Commitment Parties will purchase such equity and debt securities only in the event the Issuer is unable to raise net proceeds of not less than $125 million from a primary equity offering and a non-transferable rights offering. The obligation of the Backstop Commitment Parties to purchase equity and debt securities under the Backstop Commitment Letter is subject to a number of customary conditions, including, without limitation, execution and delivery by relevant parties of definitive documentation consistent with the Backstop Commitment Letter and the documentation standards specified therein. The source of the funds for this purchase will be cash on hand and capital contributions to the Master Fund.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13 D is hereby amended and restated as follows:

On October 17, 2014, the Issuer entered into a Purchase and Sale Agreement pursuant to which the Issuer will purchase the Global Recycling and Specification Alloys business of Aleris International, Inc. and its subsidiaries pursuant to a series of transactions (the “Transactions”).

Also on October 17, 2014, the Backstop Commitment Parties entered into the Backstop Commitment Letter with the Issuer to provide a portion of the financing for the Transactions. Pursuant to the Backstop Commitment Letter, the Backstop Commitment Parties each committed to serve as backstop purchasers of an aggregate of up to $45,000,000 of the Issuer’s Common Stock (the “Equity Backstop”) and up to $50,000,000 of two-year increasing rate secured notes (the “Backstop Notes”), to the extent that the Issuer is not able to raise aggregate net proceeds of $125,000,000 from a registered pro rata rights offering of non-transferable rights to purchaser Issuer’s Common Stock (the “Rights Offering”) and a registered primary issuance of Common Stock prior to the Rights Offering. The Backstop Commitment Parties each committed to purchase fifty percent of the Equity Backstop and fifty percent of the Backstop Notes, if any (the “Investment”). The obligation of the Backstop Commitment Parties to purchase equity and debt securities under the Backstop Commitment Letter is subject to a number of customary conditions, including, without limitation, execution and delivery by relevant parties of definitive documentation consistent with the Backstop Commitment Letter, the finding by the Issuer’s board of directors that the transactions set forth in the Backstop Commitment Letter are in the best interest of the Issuer, the consummation of the Transactions simultaneously with the closing of the Investment and the execution and substantially concurrent funding of the ABL Facility, the Bridge Facility and the Secured Notes (each as defined in the Backstop Commitment Letter). In consideration for Master Fund’s commitment under the Backstop Commitment Letter, and regardless of whether any Backstop Notes or Common Stock are purchased under the Backstop Commitment Letter, the Issuer has agreed to pay Master Fund fees equal to five percent of the amount of Master Fund’s portion of the commitment with respect to the Backstop Notes commitment and five percent of the Equity Backstop commitment.

The Reporting Persons currently own, and upon the closing of the transactions contemplated by the Backstop Commitment Letter, expect to own the Common Stock solely for the purpose of investment and intend to review this investment on a continuing basis. Depending on various factors, including but not limited to each Reporting Person’s business, financial position, strategic direction and prospects, price levels of the Common Stock, conditions of the securities markets, and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, as amended. Without limiting the foregoing, each Reporting Person may, from time to time, acquire or cause affiliates to acquire additional Common Stock, dispose of some or all of its Common Stock or continue to hold Common Stock (or any combination or

CUSIP No. 82670C100	13D	Page 6 of 8

derivative thereof). In addition, without limitation, the Reporting Persons, in their capacity as stockholders, may directly or indirectly engage in discussions with members of management, directors, and stockholders of the Issuer and other parties, concerning extraordinary corporate transactions (including but not limited to a merger, reorganization or liquidation) relating to the Issuer as well as concerning its business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents and agreements. Mr. Philip Tinkler, Chief Financial Officer of General Partner, is a member of the Issuer’s board of directors, elected July 24, 2012. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, no Reporting Person has any present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that each Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) To the best knowledge of the Reporting Persons, based on information provided by the Issuer, there were 12,254,649 shares of Common Stock outstanding on August 1, 2014.

Based on the foregoing, as of October 17, 2014, the 1,192,194 shares of Common Stock as to which Master Fund shares voting and dispositive power with General Partner represent approximately 9.7% of the issued and outstanding shares of Common Stock.

(c) During the last 60 days, no transactions in the Common Stock were effected by the Reporting Persons.

(d) No persons other than the Reporting Persons has the right to receive or to direct the power to receipt of dividends from, or the proceeds from the sale of shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement dated October 21, 2014

2.	Backstop Commitment Letter dated October 17, 2014 (incorporated herein by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on October 21, 2014).

CUSIP No. 82670C100	13D	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: October 21, 2014

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.

By: Chai Trust Company, LLC, its general partner

By:	/s/ PHILIP G. TINKLER
Name: Philip G. Tinkler
Title: Chief Financial Officer

CHAI TRUST COMPANY, LLC

By:	/s/ PHILIP G. TINKLER
Name: Philip G. Tinkler
Title: Chief Financial Officer

CUSIP No. 82670C100	13D	Page 8 of 8

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share, of Signature Group Holdings, Inc., dated as of October 21, 2014, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATED: October 21, 2014

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.

By: Chai Trust Company, LLC, its general partner

By:	/s/ PHILIP G. TINKLER
Name: Philip G. Tinkler
Title: Chief Financial Officer

CHAI TRUST COMPANY, LLC

By:	/s/ PHILIP G. TINKLER
Name: Philip G. Tinkler
Title: Chief Financial Officer